51 Madison Avenue

New York, New York 10010

February 18, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments regarding the Registrant’s filing on December 17, 2021, of Post-Effective Amendment No. 213 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 215 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Real Return ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please confirm that the Registrant will submit comment responses to the staff of the U.S. Securities and Exchange Commission (the “Staff”) at least five business days prior to the effectiveness of the Registration Statement.

Response:             The Registrant so confirms.

Comment 2: The Staff notes the following disclosure set forth in Footnote (c) to the “Annual Fund Operating Expenses” table.

(c) IndexIQ Advisors LLC (the “Advisor”) has contractually agreed, until August 31, 2022, to waive a portion of the management fee equal to 0.06% of average daily net assets.

Because the fee waiver does not extend for at least one full year from the effective date of the Registration Statement, please delete all fee waiver disclosure (see Instruction 3(e) to Item 3 of Form N-1A), or, alternatively, extend the termination date so that the fee waiver will expire at least one full year from the effectiveness of the Registration Statement. If the expiration date is extended, please also disclose who and under what circumstances the fee waiver may be terminated. Additionally, please confirm the fee waiver agreement will be filed as an exhibit.

Response:             The term of the fee waiver has been extended until August 31, 2023, and the disclosure has been revised accordingly.

Comment 3: Please provide the Staff with the index methodology for the new Underlying Index.

Response:             The Registrant has provided the Staff with the requested index methodology under separate cover.

Comment 4: Please describe or revise in plain English what assets exhibit “positive sensitivity.”

Response:             The referenced disclosure in the first paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

The Underlying Index seeks to provide investors with a hedge against the inflation rate by providing diversified exposure to assets expected to benefit directly or indirectly from increases in the prices of goods and services (e.g., inflation) that have exhibited positive correlation to the Consumer Price Index (“CPI”) over long-term historical periods.

Comment 5: Please disclose the number or range of index components in the Underlying Index.

Response:            The following disclosure has been added as the final sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

The Underlying Index typically consists of 500 to 600 component securities.

Comment 6: Please clarify in plain English what “positive inflation sensitivity” means.

Response:            The referenced disclosure set forth in the second sentence of the third paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

Since the Underlying Index’s objective is to provide diversified exposure to assets expected to benefit directly or indirectly from inflation, the index construction process rebalances the weights of the Underlying Index components on a monthly basis.

Comment 7: Please disclose how the Underlying Index is weighted.

Response:            The bulleted disclosure set forth beneath the third paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

•	60% short-, intermediate-, and long-term TIPS with a bias toward shorter duration TIPS, which are weighted based on market value;

•	30% U.S. large-capitalization equity securities, which are weighted based on a modified market capitalization methodology to provide overweight exposure to securities in sectors expected to benefit from inflation; and

•	10% commodities, typically through investments in ETFs and/or other exchange-traded vehicles which are weighted in a fixed allocation.

Comment 8: Please disclose in what instruments the Fund will invest to track the Underlying Index. Revising the disclosure to indicate that the Fund intends to employ full replication, rather than representative sampling, would be responsive to this comment.

Response:            The first sentence of the second paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

The Fund principally invests in securities included in the Underlying Index, which is comprised of U.S. Treasury Inflation-Protected Securities (“TIPS”) of short-, intermediate-, and long-term, U.S. large capitalization equity securities and commodities, which may include direct exposure to commodities or exposure through pooled vehicles or other instruments.

Comment 9: If the Fund will invest in a particular commodity to an extent that such exposure would, in the Registrant’s view, rise to the level of a principal investment, please revise the disclosure set forth in the section entitled “Principal Investment Strategies” to identify that commodity and disclose the corresponding risks of investing in the commodity in the section entitled “Principal Risks.”

Response:           The Registrant has considered the Staff’s comment and confirms it will have broad-based commodity exposure and that no single commodity will rise to the level of a principal investment.

Comment 10: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response:           The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 11: If the Fund invests in commodities, please consider whether a risk of not qualifying as a regulated investment company (“RIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) should be identified as a “Principal Risk.”

Response:           The Registrant has considered the Staff’s comment and determined that at the present time the risk of not qualifying as a RIC does not constitute a principal risk of the Fund.

Comment 12: The Staff notes the inclusion “Exchange Traded Products Risk” in the section entitled “Principal Risks.” The Staff further notes that there is currently no reference to exchange-traded products in the disclosure set forth in the section entitled “Principal Investment Strategies.” Please either revise the disclosure set forth in the section entitled “Principal Investment Strategies” to include exchange-traded products or explain to the Staff in correspondence why this is a principal risk that need not be disclosed in the description of the Fund’s strategy.

Response:           The Registrant has added the following disclosure in the third bullet beneath the third paragraph of the section entitled “Principal Investment Strategies”:

•	10% commodities, typically through investments in ETFs and/or other exchange-traded vehicles which are weighted in a fixed allocation. (emphasis added)

Comment 13: Please supplementally explain to the Staff why “Portfolio Turnover Risk” is identified as a Principal Risk for an index fund.

Response:           The Registrant has included “Portfolio Turnover Risk” due to the higher levels of portfolio turnover that may be experienced by the Fund during the current fiscal year due to the change in the Underlying Index that is being undertaken.

Comment 14: The Staff notes the disclosure set forth below in the section entitled “Description of the Principal Investment Strategies of the Fund.”

To the extent that the Fund’s Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investment to approximately the same extent as its Underlying Index.

Please include this disclosure in the section entitled “Principal Investment Strategies,” pursuant to the stated requirements of Item 4(a) of Form N-1A. If the Fund is currently concentrated in an industry, please identify such industry in “Principal Investment Strategies” and disclose corresponding risks in the section entitled “Principal Risks.”

Response:            The referenced disclosure has been added to the final paragraph of the section entitled “Principal Investment Strategies.” Additionally, the Registrant confirms that the Underlying Index is not concentrated in any industry or group of industries.

Comment 15: The Staff notes the disclosure set forth in the section entitled “Management.”

Under the Advisory Agreement, the Advisor agrees to pay all expenses of the Trust . . .

Please confirm this statement is accurate given the reduction in advisory fee described earlier in the disclosure.

Response:            The Registrant so confirms.

Comment 16: The Staff notes the following disclosure set forth in the section entitled “Other Information.”

For purposes of the 1940 Act, the Fund is a registered investment company, and the acquisition of Shares by other registered investment companies and companies relying on exemption from registration as investment companies under Section 3(c)(1) or 3 (c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Fund beyond those limitations.

Please consider whether the reference to an exemptive order that permits registered investment companies to invest in the Fund beyond the limitations imposed under Section 12(d)(1) of the 1940 Act can be removed given the adoption of Rule 12d1-4.

Response:            The referenced disclosure has been revised as set forth below:

For purposes of the 1940 Act, the Fund is treated as a registered investment company and the acquisition of shares by other registered investment companies and companies relying on Sections 3(c)(1) and 3(c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act and the related rules and interpretations.

Comment 17: Pursuant to Item 14(a)(3)(iii) of Form N-1A, please disclose (and hyperlink) if any shareholder report is incorporated by reference into the Statement of Additional Information.

Response:            The Registrant confirms it will hyperlink any shareholder report incorporated by reference into the Statement of Additional Information, as required by Item 14(a)(3)(iii) of Form N-1A.

Comment 18: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response:           The Registrant has thoughtfully considered the Staff’s comment in light of the Trust’s Declaration of Trust and Bylaws and continues to examine relevant statutes and existing legal precedent, if any. As this comment is applicable not only to the Fund, but all the Trust’s series and also all of the series of IndexIQ Active ETF Trust, which is governed by a Declaration of Trust and Bylaws that is substantially similar to those of the Trust (the Trust and IndexIQ Active ETF Trust, and each of their series, collectively, the “Complex”), the Registrant wishes to avoid introducing disclosure of this nature for a single series that may conflict with existing disclosure relating to other series in the Complex. Accordingly, the Registrant has determined that it would be more appropriate to revise certain aspects of the relevant disclosure for the Complex when each series undertakes the annual update to its Registration Statement in August of this year.

Comment 19: Under “Redemption Transaction Fee,” please disclose that the redemption transaction fee will not exceed 2% of the Fund’s net asset value.

Response:            The Registrant has revised the section entitled “Purchase and Redemption of Creation Units – Redemption Transaction Fee” to add the following disclosure:

An additional variable fee of up to 2.00% of the NAV per Creation Unit may be imposed for (1) redemptions effected outside the Clearing Process and (2) cash redemptions (to offset the Trust’s brokerage and other transaction costs associate with the sale of Fund Securities). Actual transaction costs may vary depending on the time of day a purchase order is received or the nature of the securities to be sold. The Advisor or Subadvisor may adjust the variable fee to ensure that the Fund collects the extra expenses associated with brokerage commissions and other expenses incurred by the Fund to acquire a Deposit Security not part of the Fund Deposit from the Authorized Participant. Authorized Participants placing a redemption order will also bear the costs of transferring the Fund Securities from the Trust to their account or on their order.

Comment 20: Please hyperlink references to the Fund’s Annual Report to Shareholders under “Financial Statements” in the Statement of Additional Information, pursuant to Rule 0-4(d) of the 1940 Act.

Response:           The Registrant confirms it will hyperlink references to the Fund’s Annual Report to Shareholders under “Financial Statements” in the Statement of Additional Information.

Comment 21: Please supplementally explain to the Staff why the Bloomberg U.S. Short Treasury Bond Index is viewed as an appropriate broad-based securities market index for this Fund in light of what the Fund’s new investment strategy.

Response:           The Registrant has considered the Staff’s comment and has changed the Fund’s broad-based securities market index to the Bloomberg U.S. Treasury Inflation Notes: 1-10 Year Index as it has been determined that this index better reflects the Fund’s investment strategy. Pursuant to the requirements of Instruction 7 to Item 27 of Form N-1A, the Fund will continue to provide information for the former index, the Bloomberg U.S. Short Treasury Bond Index, for one year.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:           Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP